Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed
Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Patheon N.V.
(Name of Issuer)

Ordinary Shares, par value €0.01 per share
(Title of Class of Securities)

N6865W105
(CUSIP Number)

December 31, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)
☐          Rule 13d-1(c)
☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N6865W105	Schedule 13G	Page 1 of 4

1	Names of Reporting Persons Koninklijke DSM N.V.
2	Check the Appropriate Box if a Member of a Group		(a) [ ] (b) [ ]
3	SEC Use Only
4	Citizen or Place of Organization The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 48,697,292
	6	Shared Voting Power 0
	7	Sole Dispositive Power 48,697,292
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,697,292
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 33.6%
12	Type of Reporting Person CO

CUSIP No. N6865W105	Schedule 13G	Page 2 of 4

ITEM 1.	(a)	Name of Issuer:

Patheon N.V. (the “Issuer”)

(b)          Address of Issuer’s Principal Executive Offices:

Herengracht 483
1017BT, Amsterdam
The Netherlands

ITEM 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Koninklijke DSM N.V. (the “Reporting Person”)

(b)          Address or Principal Business Office:

The address of the Reporting Persons is Het Overloon 1, 6411 TE Heerlen, the Netherlands.

(c)          Citizenship of each Reporting Person is:

The Reporting Person is organized under the laws of the Netherlands.

(d)          Title of Class of Securities:

Ordinary shares, €0.01 par value per share (“Ordinary Shares”).

(e)          CUSIP Number:

N6865W105

ITEM 3.

Not applicable.

CUSIP No. N6865W105	Schedule 13G	Page 3 of 4

ITEM 4.	Ownership.

The ownership information presented below represents beneficial ownership of Ordinary Shares of the Issuer as of December 31, 2016, based upon 145,074,042 Ordinary Shares outstanding as of December 23, 2016.

(a)	Amount beneficially owned: 48,697,292 Ordinary Shares

(b)	Percent of Class: 33.6%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 48,697,292

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 48,697,292

(iv)	shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. N6865W105	Schedule 13G	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 10, 2017

KONINKLIJKE DSM N.V.

By:	/s/ Hugh C. Welsh
Name:	Hugh C. Welsh
Title:	President, DSM North America